April 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kenneth Ellington

 Staff Accountant

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)
Registration Nos: 2-89971; 811-3990
EDGAR CIK No. 0000742212

Dear Mr. Ellington:

On March 19, 2025, you spoke with Joseph Destache, Counsel at The Northwestern Mutual Life Insurance Company and conveyed comments on behalf of the Securities and Exchange Commission (“SEC”) staff (“Staff”) based upon the SEC’s periodic review of Registrant under 15 U.S.C. Sec. 7266. You confirmed that the SEC’s review had focused on the Registrant’s Form N-CSR for the period ended 12/31/2024, (including Registrant’s annual financial statements dated December 31, 2024 (“Financial Statements”)). Those comments, and the Registrant’s responses, are set forth below.

Comment 1: The Staff notes that the Growth Stock Portfolio and Large Cap Blend Portfolio each have significant percentage of net assets invested in the Information Technology sector at year-end (41.8% and 36.9%, respectively, as of 12/31/2024). However, the most recent Prospectus does not include sector risk disclosure specific to the Information Technology sector. Sector risk should be included in the Prospectus if the fund has a significant amount of its net assets in a specific sector or if the fund consistently focuses in a particular sector (e.g., a period of three or more years). Please explain why the risks of investing in that sector are not disclosed in the summary Prospectus.

Response 1: The Registrant confirms supplementally that it is not a principal investment strategy or other investment policy for any of the Registrant’s Portfolios (including the Growth Stock and Large Cap Blend Portfolios) to invest in a particular sector or sectors. However, the Registrant has determined that the investment selection process employed by the sub-advisers of certain Portfolios could at times result in the Portfolio having more than 25% of its assets in a particular sector or sectors. A Portfolio may have more than 25% of its assets invested in a sector or sectors from time to time as a result of the sub-adviser’s determination of where investment opportunities exist. In addition, a Portfolio that structures its sector weights around the Portfolio’s primary benchmark index may have a high percentage of its assets in the sector or sectors that are heavily-weighted within the benchmark at any given time. For Portfolios where, as a result of one or more of the foregoing factors, there is a focus on a specific sector or sectors, Registrant has added a “Sector Focus Risk” as a Principal Risk in the Portfolio’s summary Prospectus.

To supplement the foregoing, Registrant has provided additional detailed information with respect to Sector Focus in the statutory prospectus, including disclosure addressing the risks associated with significant investment in the following sectors: information technology, financials, healthcare, industrials, communication services, and consumer discretionary. Registrant assesses sector exposures across the Portfolios on an annual basis and these specific sectors represent sectors in which one or more Portfolios were significantly invested as of year-end 2024. Inclusion of the individual sector risk descriptions in the statutory prospectus permits a more detailed explication of the risks associated with the identified sectors than relying on a description in the summary prospectus. Moreover, the percentage of a Portfolio’s assets invested in any particular sector may vary over time based upon either benchmark index sector weightings or a sub-adviser’s current assessment of investment opportunities. In addition, the Registrant notes that information on sector allocation and holdings is disclosed in its annual and semi-annual reports to shareholders as of the end of the periods covered by those reports. Based upon the foregoing, Registrant has determined that the foregoing disclosure approach is effective and is preferable to identifying specific sectors subject to focused investment within the Risk/Return Summaries of the Portfolios.

Comment 2: The Staff notes that the Asset Allocation and Balanced Portfolios appear to be “fund of funds.” Please include a general description of each fund’s structure in the Notes to Financial Statements. (See FASB Accounting Standards Codification 946-235-50-5.)

Response 2: The Registrant acknowledges the Staff’s comment and confirms it will provide a general description of each such fund’s “fund of funds” structure in the Notes to Financial Statements contained in future financial statement reports.

Comment 3: The Staff notes that one of the individuals signing the certification contained in Form N-CSR for Northwestern Mutual Series Fund, Inc., does not specifically include the title “Principal Executive Officer.” Please confirm in correspondence that Paul A. Mikelson is the principal executive officer and going forward please confirm that such title will be included in the signed certifications.

Response 3: The Registrant confirms that Mr. Mikelson is its Principal Executive Officer and that such title will be included in future certifications.

Please contact the undersigned should you require any additional information regarding the foregoing matters.

Very truly yours,

Northwestern Mutual Series Fund, Inc.

By:	Linda L. Wisniewski
Controller